Exhibit 99.1

ORCHARD THERAPEUTICS PLC

(the “Company”)

(Incorporated and registered in England and Wales under the Companies Act 2006 with registered number 11494381)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action to be taken, please seek your own financial advice from your stockbroker, solicitor, accountant or other appropriately authorised independent financial adviser.

If you have sold or transferred all of your holding of ordinary shares in the Company, you should hand this document and all accompanying documents to the purchaser or transferee of those shares, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to its contents or the action to be taken, please seek your own advice from your stockbroker, solicitor, accountant or other appropriately authorised independent financial adviser. If you have sold or transferred all of your holding of ordinary shares in Orchard Therapeutics plc (the “Company”), you should hand this document and all accompanying documents to the purchaser or transferee of those shares, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

31 May 2019

Dear Shareholder

2019 Annual General Meeting of Orchard Therapeutics plc

Orchard Therapeutics’ inaugural AGM as a public company will be held at Goodwin Procter (UK) LLP, 100 Cheapside, London EC2V 6DY on 26 June 2019 at 8.30 a.m. (UK time). The formal notice of AGM is set out in pages 12 to 14 of this document and contains the proposed resolutions (“Notice of AGM”).

Action to be taken

If you are planning to attend the AGM in person you must inform John Ilett by email at john.ilett@orchard-tx.com prior to the date of the AGM. Please be prepared to provide evidence of your shareholding and photographic evidence of your identity. If you are attending on behalf of a registered holder of shares you must also bring evidence of your appointment to represent that shareholder. This includes people appointed as proxies, corporate representatives and those with power of attorney.

If you are unable to attend the AGM you can still vote on the proposed resolutions by appointing a proxy. A form of proxy for use at the AGM is enclosed. You are advised to complete and return the form of proxy in accordance with the instructions printed on it so as to arrive at the Company’s registrars, Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, as soon as possible, but in any event no later than 8.30 a.m. (UK time) on 24 June 2019. The return of a form of proxy does not preclude you from attending and voting at the AGM if you so wish. CREST members who wish to appoint a proxy or give an instruction through the CREST electronic proxy appointment service may do so by suing the procedures described in the CREST manual.

Recommendation

You will find on pages 3 to 6 of this document an explanatory note in relation to each of the various resolutions which are set out in the Notice of AGM. Your Directors consider that the proposed resolutions in the Notice of AGM are in the best interests of the Company and its shareholders as a whole and are most likely to promote the success of the Company. Accordingly, your Directors unanimously recommend that shareholders vote in favour of the resolutions as they intend to do in relation to their own beneficial holdings (with the exception of Hubert Gaspar and Alicia Secor in respect of resolutions numbered 4 and 5 respectively, neither of whom will vote on the resolution relating to his or her own proposed election or re-election as a Director of the Company), amounting in aggregate to 610,781 shares representing approximately 0.7 per cent. of the issued share capital of the Company.

I look forward to seeing you at the Annual General Meeting.

Yours sincerely

James Geraghty

Chairman

EXPLANATORY NOTES TO THE BUSINESS OF THE AGM

Resolutions 1 to 8 are proposed as ordinary resolutions. This means that for each of those resolutions to be passed, more than half of the votes cast must be in favour of the resolution. Resolution 9 is proposed as a special resolution. This means that for this resolution to be passed, at least three-quarters of the votes cast must be in favour of the resolution.

ORDINARY BUSINESS

Resolution 1: Approval of the reports and accounts

The Companies Act 2006 (the “CA 2006”) requires the directors of a public company to lay before the company in general meeting copies of the directors’ reports, the independent auditors’ report and the audited financial statements of the company in respect of each financial year. These are all contained in the Annual Report for 2018. In accordance with best practice, the Company proposes an ordinary resolution to receive, consider and adopt the 2018 Annual Report.

The 2018 Annual Report may be found in the “Investor Relations” section of the Company website at https://ir.orchard-tx.com.

Resolution 2: Remuneration report

The CA 2006 requires that the annual report on directors’ remuneration, contained within the Annual Report, be subject to an annual advisory vote so that shareholders vote, by ordinary resolution, to approve directors’ remuneration in the relevant financial year and how the remuneration policy will be implemented in the following financial year.

The full text of the Company’s remuneration report is contained in the 2018 Annual Report and sets out the Company’s policy towards, and gives details of, Directors’ remuneration and other relevant information. Shareholder approval of the Directors’ Remuneration Policy is the subject of Resolution 3 below.

Resolution 3: Remuneration policy

In accordance with the requirements of the CA 2006, as a UK resident company listed on Nasdaq (a recognised stock exchange), the Company is required to establish a Directors’ Remuneration Policy, containing a framework of limits within which the Remuneration Committee are authorised by shareholders to operate. The approved pay policy has to be annually disclosed within the remuneration report contained within the Annual Report and this policy is required to be approved by shareholders at the first annual general meeting following the company being admitted to a recognised stock exchange, by the passing of an ordinary resolution at the Annual General Meeting.

Given that the forthcoming AGM is the first following the Company’s initial public offering and Nasdaq listing in November 2018, the Company is seeking shareholder approval in respect of the proposed Directors’ Remuneration Policy, which sets out the Company’s forward-looking policy on Directors’ remuneration.

Further details of the proposed new Directors’ Remuneration Policy are set out in the 2018 Annual Report.

Resolutions 4 and 5: Re-election of directors

The directors are divided into three classes designated as “Class I”, “Class II” and “Class III”. Only the directors of the Company in Class I are required by the Articles of Association to retire and offer themselves for re-election at the inaugural AGM of the Company. At the second and third annual general meetings, the directors of the Company in Class II and Class III, respectively, shall retire from office and be eligible for reappointment.

In accordance with this requirement Hubert Gaspar and Alicia Secor retire and offer themselves for re-election as directors.

Resolution 4

Hubert Gaspar

Chief Scientific Officer and Director

Hubert “Bobby” Gaspar, M.D., Ph.D. has served as our Chief Scientific Officer and as a member of our board of directors since February 2016. Dr. Gaspar joined UCL and GOSH with an interest in gene therapy. Since October 2007, he has been professor of pediatrics and immunology at the UCL Institute of Child Health and Honorary Consultant in pediatric immunology at GOSH. Dr. Gaspar holds an M.B.B.S. from Kings College London and a Ph.D. from UCL. We believe Dr. Gaspar is qualified to serve on our board of directors because of his scientific and industry experience in the field in which we operate.

Resolution 5

Alicia Secor

Non-executive director

Alicia Secor has served as a member of our board of directors since December 2018. Most recently, from August 2016 until its sale to Catalent in August 2018, Ms. Secor served as president and chief executive officer at Juniper Pharmaceuticals, Inc., a diversified public healthcare company. Prior to her role at Juniper, Ms. Secor held several leadership positions in the life sciences industry, including chief commercial officer at Zafgen Inc. from January 2014 to July 2016, senior vice president and chief operating officer at Synageva BioPharma Corp from August 2013 to October 2013, and roles of increasing responsibility at Genzyme from November 1998 to July 2013, including serving as vice president and general manager of the metabolic disease division. Ms. Secor is also a member of the board of directors at GW Pharmaceuticals, plc. and a board member of the Foundation for Prader-Willi Research. She received her B.S. in health administration from the University of New Hampshire and an MBA from Northeastern University. We believe Ms. Secor is qualified to serve on our board of directors because of her experience serving as an officer and director of various publicly traded biotechnology companies.

Resolutions 6 and 7: Appointment of auditor and determination of Auditors’ remuneration

At each meeting at which the accounts are laid before shareholders, the Company is required to appoint auditors to serve until the next such meeting. PricewaterhouseCoopers LLP has indicated its willingness to act as the Company’s auditors. Accordingly, Resolution 6 is an ordinary resolution to re-appoint PricewaterhouseCoopers LLP as the Company’s auditors to serve until the next AGM of the Company.

Resolution 7 is an ordinary resolution giving the Directors authority to determine the auditors’ remuneration.

SPECIAL BUSINESS

Background to Resolutions 8 and 9

Under English company law, directors of a company incorporated in England must have specific authority from shareholders to allot and issue any of the company’s ordinary shares. Additionally, where it wishes to issue shares for cash, the company must first offer those shares on the same terms to existing shareholders of the company on a pro-rata basis (commonly referred to as a statutory pre-emption right) unless this statutory pre-emption right is dis-applied, or opted-out of, with the approval of the shareholders.

Resolutions 8 and 9, our Share Authority Resolutions, ask our shareholders to renew similar share issuance authorities to those which were adopted as part of our initial public offering last year.

The share issuance authorities we adopted in connection with our initial public offering are, in the board’s view appropriate to avoid us potentially being at a competitive disadvantage as compared to our peer companies, many of whom are incorporated in the United States. In particular, the requirement to first offer shares that we propose to issue for cash to all of our existing shareholders in time-consuming pro-rata rights offerings would considerably reduce the speed at which we could complete capital-raising activities undertaken in furtherance of our growth strategy and will potentially make it difficult for us to complete such transactions. Many of our strategic competitors are incorporated in the United States where they are not subject to restrictions on their ability to issue shares.

Our share issuance authorities will expire in due course unless renewed by our shareholders. We are asking you to approve our Share Authority Resolutions to allow us the continued flexibility to execute on our business and growth strategy in a timely and competitive manner.

We are aware that certain proxy advisory firms have in recent proxy seasons applied their United Kingdom voting guidelines in formulating their voting recommendations on share issuance authorities proposals for English-incorporated companies listed in the United States. These firms have applied or otherwise taken into account United Kingdom market practice for companies whose share capital is listed on the London Stock Exchange in formulating their voting recommendations on share issuance authorities proposals for companies incorporated in England, even if their shares are not (and never have been) listed on the London Stock Exchange or any United Kingdom exchange. Market practice for English companies listed on the London Stock Exchange is that resolutions to dis-apply pre-emption rights are typically limited to 10 per cent. of issued share capital, irrespective of the cash flows and funding needs of the business. In practice, this means that Resolution 8 would be likely to attract a negative voting recommendation from certain proxy advisory firms. For the reasons given above, we respectfully disagree with the position being taken by such firms.

The Share Authority Resolutions are fully compliant with English company law, consistent with United States capital markets practice and governance standards, and, if approved, will keep us on an equal footing with our peer companies who are incorporated in the United States. Further, approval of the Share Authority Resolutions by shareholders will not exempt the Company from any Nasdaq corporate governance or other requirements, including those limiting the issuance of shares. For these reasons we therefore consider that the Share Authority Resolutions are appropriate to the needs of the Company and in the interests of shareholders.

Our Board of Directors strongly recommends that you vote “FOR” both of the Share Authority Resolutions.

Resolution 8: Directors’ authority to issue shares

The Directors currently have an existing authority to allot shares in the Company and to grant rights to subscribe for or convert any securities into shares in the Company in respect of shares with a nominal value of up to £13,023,851.50. Since this authority was granted the Company has issued share capital with a nominal value of approximately £1,610,357.20 in connection with the Company’s initial public offering and approximately £50,356.80 to incentivise our employees and Directors through the issuance of awards under our Long-Term Incentive Plan (options issued over share capital with a nominal value of approximately £50,356.80). We therefore propose to renew the existing authority at the forthcoming AGM. The new authority proposed by Resolution 8 will replace the existing authority.

Resolution 8 will allow the Directors to allot ordinary shares up to a maximum nominal amount of £13,023,851.50.

The authority will expire five years after the date on which Resolution is passed.

The grant of this authority will not exempt the Company from applicable Nasdaq requirements to obtain shareholder approval prior to certain share issuances or to comply with applicable SEC disclosure and other regulations. Our Board of Directors will continue to focus on and satisfy its fiduciary duties to our shareholders with respect to share issuances.

Resolution 8 is an ordinary resolution and must receive the affirmative vote of a majority of the votes cast in person or by proxy at the annual meeting in order to be approved.

For the above reasons, the Board of Directors recommends that our shareholders vote “FOR” Resolution 8.

Resolution 9: Renew Directors’ authority to issue shares for cash without first offering shares to existing shareholders

As a UK incorporated company, the Company’s ordinary shareholders are entitled, under Section 561 of the CA 2006 to pre-emption rights, whereby, in the event that the Company wishes to allot new equity securities for cash, those securities must first be offered to existing shareholders in proportion to the number of ordinary shares they each hold before they can be offered to new shareholders.

In practice, the operation of such pre-emption rights is onerous and can result in significant delay and additional expense to the cost of an equity fundraising. It is therefore customary for the Board to seek authority from our shareholders to dis-apply statutory pre-emption rights for cash issues of up to a limit approved by the Company’s shareholders.

With the Company solely listed on Nasdaq, and the Company’s peers, key shareholders and primary target market being the United States, the Board is mindful of the fact that equivalent United States incorporated companies are not required to offer shares to existing shareholders on a pre-emptive basis in the event they are pursuing an equity fundraising. The Board considers that this may place the Company at a competitive disadvantage.

The Board has therefore decided to seek the disapplication of pre-emption rights over equity securities up to an aggregate nominal amount of £13,023,851.50 at the forthcoming AGM. The Board considers that, at this stage of development of the Company, the ability to raise new equity funds at relatively short notice and at low cost is vital to the continuing financial health of the business. We believe that it is in the best interests of the Company and our shareholders for the Board to seek to retain the ability to readily raise new equity funds at the appropriate time.

Resolution 9 authorises the Directors to allot equity securities in the capital of the Company up to an aggregate nominal amount of £13,023,851.50 for cash without complying with the pre-emption rights in the CA 2006 in certain circumstances. Apart from offers or invitations in proportion to the respective number of shares held, the authority will be limited to the allotment of equity securities for cash up to a maximum aggregate nominal value of £13,023,851.50.

The authority will expire five years after the date on which Resolution is passed.

Resolution 9 is a special resolution and must receive the affirmative vote of at least 75 per cent. of the votes cast in person or by proxy at the annual meeting in order to be approved.

For the above reasons, the Board of Directors recommends that our shareholders vote “FOR” Resolution 9.

SHAREHOLDER NOTES

VOTING – ADS Holders

When is your voting entitlement fixed?

As a holder of ADSs you cannot attend, speak or vote at the AGM. To attend, speak and vote at the AGM you must request the cancellation of your ADSs, so that you become a registered holder of Ordinary Shares at close of business on 6.30 p.m. (UK time) on 24 June 2019.

The holders of ADSs are entitled to one vote per ADS on all matters that are subject to shareholder vote.

How do you vote your ADSs?

If you hold ADSs as of 3 June 2019, the ADS record date, you can instruct Citibank, N.A. (“Depositary”) in its capacity as depositary for the Company’s ADS program to vote on your behalf by completing and returning the paper ADS voting instruction card (if one has been sent to you). Please read the instructions carefully to ensure you have completed and signed the card correctly.

Paper voting instructions, including any amendments, must be received by the Depositary by 3.00 p.m. (UK time)/10.00 a.m. (EST) on 19 June 2019.

If you are an ADS holder, as of the ADS record date of 3 June 2019 holding via a bank, broker or nominee, you would need to contact such party to submit your vote through your bank, broker or nominee and complete the paperwork required by said party by their required deadlines.

See Depositary Notice of AGM to ADS holders for further detail on how to vote your ADSs.

By when do you have to submit your vote?

Paper voting instructions, including any amendments, must be received by the Depositary by 3.00 p.m. (UK time)/10.00 a.m. (EST) on 19 June 2019.

If your instructions are not received by the Depositary by the appointed times, then under the terms of the Deposit Agreement the shares represented by your ADSs may, under certain circumstances, be voted by a person designated by the Company. See Depositary Notice of AGM to ADS holders for further detail.

If you have already voted but change your mind – can you change your vote?

You can submit a new instruction at any time during the voting period. If you wish to amend a paper instruction you must do so in writing and sign your new instruction.

The voting instruction received last will be the one that is followed.

VOTING – Ordinary Shareholders

When is your voting entitlement fixed?

To attend, speak and vote at the AGM you must be a registered holder of ordinary shares at 6.30 p.m. (UK time) on 24 June 2019. Your voting entitlement will depend on the number of shares you hold at that time.

The holders of ordinary shares are entitled to one vote per share on all matters that are subject to shareholder vote.

If you can’t attend but want to vote – what can you do?

If you are a registered holder and cannot attend, you can appoint the chair or any other person to attend, speak and vote on your behalf. This person is called your proxy. Your proxy does not have to be a shareholder.

You can instruct your proxy on how to vote. Where no specific instruction is given by you, your proxy may vote at his or her discretion or refrain from voting, as he or she sees fit.

You can appoint more than one proxy provided it is in relation to different shares within your holding.

You can appoint a proxy and submit voting instructions either (i) via CREST (see below) or (ii) by completing and returning the paper proxy card (if one has been sent to you). Please read the instructions carefully to ensure you have completed and signed the card correctly. Any alterations must be initialed.

If you own shares jointly, any one shareholder may sign the proxy card. If more than one joint holder submits a card, the last instruction given will prevail.

By when do you have to submit your vote?

Proxy appointments and voting instructions, including any amendments, must be received by the Registrar by 8.30 a.m. (UK time) on 24 June 2019.

If you miss this deadline and wish to submit a new vote or amend an existing vote, you can only do so by attending the AGM in person and voting.

If you already voted but have changed your mind – can you change your vote?

You can submit a new instruction at any time before the time and date above. If you wish to amend a paper instruction, you must do so in writing and sign your new instruction.

The voting instruction received last will be the one that is followed.

If you hold shares on behalf of several others – can you vote part of the holding separately?

You can appoint more than one proxy using a paper form provided it is in relation to different shares.

Corporate shareholders may either appoint one or more proxies using the paper form or via CREST, or alternatively appoint one or more corporate representatives in relation to different shares.

Multiple proxies and corporate representatives may all attend and speak at the AGM and may vote the shares that their respective appointments represent in different ways.

You are a CREST member – can you use the CREST system to vote?

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual (available via www.euroclear.com/CREST).

CREST ID: RA19

CREST Personal Members or other CREST Sponsored Members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

You have a power of attorney from a shareholder – how can you vote?

You can vote using the paper proxy card only. You must ensure that the valid power of attorney and the proxy card have been deposited with the Registrar by 8.30 a.m. (UK time) on 24 June 2019.

OTHER INFORMATION

A copy of this notice and other information required by section 311A of the UK Companies Act 2006 (the “Act”) can be found at https://ir.orchard-tx.com.

Information rights

Under the Act, there are a number of rights that may now be available to indirect investors of the Company, including the right to be nominated by the registered holder to receive general shareholder communications direct from the Company.

The rights of indirect investors who have been nominated to receive communications from the Company in accordance with Section 146 of the Act (“nominated persons”) do not include the right to appoint a proxy. However, nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights.

If you have been so nominated to receive general shareholder communications direct from the Company, it is important to remember that your main contact in terms of your investment remains with the registered shareholder or custodian or broker, or whoever administers the investment on your behalf. You should also deal with them in relation to any rights that you may have under agreements with them to be appointed as a proxy and to attend, participate in, and vote at the meeting, as described above.

Any changes or queries relating to your personal details and holding (including any administration thereof) must continue to be directed to your existing contact at your investment manager or custodian. The Company cannot guarantee dealing with matters that are directed to us in error. The only exception to this is where the Company is exercising one of its powers under the Act and writes to you directly for a response.

Statements related to the audit

Members satisfying the thresholds in section 527 of the Act can require the Company to publish a statement on its website setting out any matter relating to:

(a) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the meeting; and

(b) any circumstances connected with an auditor of the Company ceasing to hold office since the last annual general meeting, that the members propose to raise at the meeting.

The Company cannot require the members requesting the publication to pay its expenses in connection with the publication. The Company must forward a copy of the statement to the auditors when it publishes the statement on the website. The business which may be dealt with at the meeting includes any such statement that the Company has been required to publish on its website.

Shareholder requisition rights

Members satisfying the thresholds in sections 338 and 338A of the Act can require the Company:

(a)

to give, to members of the Company entitled to receive notice of the annual general meeting, notice of a resolution which may properly be moved, and which those members intend to move, at the meeting; and

(b)

to include in the business to be dealt with at the meeting any matter (other than a proposed resolution) which may properly be included in the business at the meeting, provided in each case that the requirements of those sections are met and provided that the request is received by the Company not later than six clear weeks before the meeting or if later the time at which notice is given of the meeting.

Total voting rights and share capital

As at 29 May 2019 (the latest practicable date before the publication of this notice), the issued share capital of the Company was 86,269,408 Ordinary Shares.

ORCHARD THERAPEUTICS PLC

(the “Company”)

(Incorporated and registered in England and Wales under the Companies Act 2006 with registered number 11494381)

Notice of Annual General Meeting for 2019

Notice is hereby given that the 2019 Annual General Meeting (“AGM”) of the Company will be held at Goodwin Procter (UK) LLP, 100 Cheapside, London EC2V 6DY on 26 June 2019 at 8.30 a.m. (UK time) to transact the following business:

ORDINARY BUSINESS

To consider and, if thought fit, pass Resolutions 1 to 7 inclusive which will be proposed as ordinary resolutions:

1.

To receive, consider and adopt the Directors’ and Auditors’ Reports and the Statement of Accounts for the year ended 31 December 2018 (the “Annual Report”) and to note that the Directors do not recommend the payment of any dividend for the year ended on that date.

2.	To approve the Directors’ Remuneration Report on pages 20 to 44 of the Annual Report, excluding the Directors’ Remuneration Policy on pages 22 to 36 which is subject to Resolution 3.

3.	To approve the Directors’ Remuneration Policy on pages 22 to 36 of the Annual Report, which will take effect immediately after the Annual General Meeting of the Company on 26 June 2019.

4.	To elect as a Director Hubert Gaspar who is retiring in accordance with the Articles of Association of the Company and offering himself for election.

5.	To elect as a Director Alicia Secor who is retiring in accordance with the Articles of Association of the Company and offering herself for election.

6.	To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company.

7.	To authorise the Directors to determine the Auditors’ remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, pass the following resolutions, which will be proposed as to Resolution 8 as an ordinary resolution and as to Resolution 9 as a special resolution:

8.	That:

(a)

the Directors be generally and unconditionally authorised, in accordance with Section 551 of the Companies Act 2006 (the “Act”), to exercise all the powers of the Company to allot shares in the Company or grant rights to subscribe for, or convert any security into, shares in the Company (“Rights”) up to a maximum nominal amount of £13,023,851.50 for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) five years after the date on which this Resolution is passed save that the Company may, before such expiry, make an offer or agreement which would or might require shares to be allotted or Rights to be granted and the directors may allot shares or grant Rights in pursuance of such offer or agreement notwithstanding that the authority conferred by this resolution has expired. The authority granted by this Resolution shall replace all existing authorities to allot any shares of the Company and to grant rights to subscribe for or convert any security into shares in the Company previously granted to the directors pursuant to section 551 of the Act.

9.

That conditional upon Resolution 8 above being duly passed and in place of all existing powers the Directors be generally empowered pursuant to section 570 of the Act to allot equity securities (within the meaning of the Act) for cash, up to an aggregate nominal amount of £13,023,851.50 as if section 561 of the Act did not apply to the allotment for a period expiring (unless previously renewed, varied or revoked by the Company prior to or on that date) five years after the date on which this Resolution is passed save that the Company may, before such expiry, make an offer or agreement which would or might require shares to be allotted after such expiry and the directors may allot shares in pursuance of any such offer or agreement notwithstanding that the power conferred by this Resolution has expired.

By order of the Board

John Ilett

Secretary

31 May 2019

Registered Office: 108 Cannon Street, London, United Kingdom, EC4N 6EU

Notice of Meeting Further Notes

1.

The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001 (as amended), specifies that only those members registered in the Register of Members of the Company at 6.30 p.m. (UK time) on 24 June 2019 (or if the Meeting is adjourned, members entered on the Register of Members of the Company not later than 6.30 p.m. (UK time) on the date which is two working days before the date of the adjourned Meeting) shall be entitled to attend, speak and vote at the Annual General Meeting in respect of the number of ordinary shares registered in their name at that time. Changes to entries on the Register of Members of the Company after this time shall be disregarded in determining the rights of any person to attend, speak or vote at the Meeting.

2.

A member entitled to attend, speak and vote at the Meeting is entitled to appoint a proxy to exercise all or any of his/her rights to attend, speak and to vote instead of him/her. A proxy need not be a member of the Company but must attend the Meeting in person. If a member wishes his/her proxy to speak on his/her behalf at the Meeting he/she will need to appoint his/her own choice of proxy (not the Chairman) and give his/her instructions directly to them. Completion and return of a form of proxy will not preclude a member from attending, speaking and voting at the Meeting or any adjournment thereof in person. If a proxy is appointed and the member attends the Meeting in person, the proxy appointment will automatically be terminated.

3.

A member may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. A member may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please sign and date the form of proxy and attach a schedule listing the names and addresses (in block letters) of all of your proxies, the number of shares in respect of which each proxy is appointed (which, in aggregate, should not exceed the number of shares held by you) and indicating how you wish each proxy to vote or abstain from voting. If you wish to appoint the Chairman as one of your multiple proxies, simply write “the Chairman of the Meeting”.

4.

A form of proxy is enclosed and details of how to appoint and direct a proxy to vote on each resolution are set out in the notes to the form of proxy. To be valid the form of proxy must be completed and signed, and lodged with the Registrars of the Company, Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA no later than 8.30 a.m. on 24 June 2019 and in the event of adjournment not less than 48 hours (excluding non-working days) before the time fixed for the Meeting together with, if appropriate, the power of attorney or other authority (if any) under which it is signed or a notarially certified or office copy of such power or authority. In the case of a member which is a Company, the proxy form must be executed under its common seal or signed on its behalf by an officer of the Company or an attorney for the Company. You can only appoint a proxy using the procedures set out in these notes and the notes to the form of proxy.

5.

In the case of joint holders, the signature of only one of the joint holders is required on the form of proxy. In the event that more than one of the joint holders purports to appoint a proxy, the appointment submitted by the first named on the Register of Members of the Company will be accepted to the exclusion of the other joint holder.

6.

Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that, if it is appointing more than one corporate representative, it does not do so in relation to the same shares. It is therefore no longer necessary to nominate a designated corporate representative.

7.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting and any adjournment(s) of the Meeting by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Company’s agent (ID:RA19) no later than 48 hours (excluding non-working days) before the Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Company’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

8.

A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution, and if no voting indication is given, a proxy may vote or abstain from voting at his/her discretion. A proxy may vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Meeting.

9.

In order to revoke a proxy instruction a member will need to send a signed hard copy notice clearly stating your intention to revoke a proxy appointment to Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA together with, if appropriate, the power of attorney or other authority (if any) under which it is signed or a notarially certified or office copy of such power or authority. In the case of a member, which is a company, the notice must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company.

10.

Copies of the service agreement of the Executive Director and the letter of appointment of the Non-Executive Director, will be available for inspection at the Company’s registered office during normal business hours on any week day (but not at weekends or on public holidays) up to and including the date of the Annual General Meeting. Copies of all the above mentioned documents will also be available on the date of the Annual General Meeting at the place of the Meeting for 15 minutes prior to the Meeting until its conclusion.

11.

Except as provided above, members who have general queries about the Meeting should write to the Company Secretary at the address of our registered office. You may not use any electronic address provided either in this notice of Annual General Meeting or any related documents (including the annual report and accounts and proxy form) to communicate with the Company for any purposes other than those expressly stated.